Exhibit 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT
1.        Name and Address of Company
EnCana Corporation 1800, 855 — 2nd Street SW P.O. Box 2850 Calgary, Alberta T2P 2S5
2.        Date of Material Change
November 30, 2009
3.        News Release
A press release concerning the subject matter of this material change report was disseminated through the facilities of Business Wire on November 30, 2009.
4.        Summary of Material Change

EnCana Corporation (“EnCana”) completed its split transaction (the “Arrangement”) into two highly focused energy companies: Cenovus Energy Inc. (“Cenovus”), an integrated oil company and EnCana Corporation, a pure play natural gas company.

5.        Full Description of Material Change

EnCana, the holders of common shares of EnCana (“EnCana Shareholders”), 7050372 Canada Inc. (“7050372”) and Cenovus Energy Inc. (“Subco”) completed a plan of arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act on November 30, 2009.

Pursuant to the Arrangement, 7050372 and Subco amalgamated with the resulting amalgamated corporation being named “Cenovus Energy Inc.”

The Arrangement resulted in the division of EnCana into two highly focused and independent publicly traded energy companies — one (EnCana) a pure-play natural gas company focused on the development of unconventional resources in North America and the other (Cenovus) an integrated oil company focused on enhanced oil recovery supported by established crude oil and natural gas plays.

Pursuant to the Arrangement, EnCana retained a portfolio of natural gas key resource plays that includes Greater Sierra in British Columbia (including the emerging Horn River shale play), Cutbank Ridge (including the Montney formation) straddling Alberta and British Columbia, Bighorn and Horseshoe Canyon CBM in Alberta, Jonah in Wyoming, Piceance in Colorado, and East Texas and Fort Worth in Texas. EnCana has assembled large land and resource positions within many of the emerging North American natural gas plays including the Horn River shale in British Columbia and the Haynesville shale in Texas and Louisiana.

EnCana’s operations are primarily located in Canada and the U.S. All of EnCana’s current proved reserves and production are located in North America. EnCana also holds select international upstream assets as well as midstream assets in North America.

The assets transferred, directly or indirectly, to Cenovus in connection with the Arrangement included, among others, the following:
(a)
those assets associated with EnCana’s Integrated Oil Division, which included all of the Canadian upstream and U.S. downstream assets within the integrated oil business with ConocoPhillips as well as other bitumen interests and natural gas assets located in the Athabasca area. The Integrated Oil Division contains two key crude oil resource plays: (i) Foster Creek; and (ii) Christina Lake;

(b)
those assets associated with EnCana’s Canadian Plains Division, which included the majority of EnCana’s legacy oil and natural gas assets in southern Alberta and Saskatchewan, crude oil and natural gas development and production activities in Alberta and Saskatchewan, the Shallow Gas key resource play contained within the Suffield, Brooks North and Langevin areas, and the key enhanced oil recovery resource plays located at Pelican Lake and Weyburn; and

(c)	those assets associated with the foregoing businesses, including marketing, corporate and office space (including a proportionate share of The Bow office project).

Pursuant to the Arrangement, each EnCana Shareholder (other than a dissenting shareholder) received one new common share of EnCana (which continued to be represented by EnCana common share certificates outstanding prior to the Arrangement becoming effective) and one Cenovus common share (a “Cenovus Common Share”) for every EnCana common share held.

Following completion of the Arrangement, the directors and executive officers of EnCana are as follows:
Directors
David P. O’Brien (non-Executive Chairman) Randall K. Eresman Claire S. Farley Barry W. Harrison Jane L. Peverett Allan P. Sawin Clayton H. Woitas
Executive Officers

Name	Position

Randall K. Eresman	President & Chief Executive Officer
Sherri A. Brillon	Executive Vice-President & Chief Financial Officer
Michael M. Graham	Executive Vice-President (President, Canadian Division)
Robert A. Grant	Executive Vice-President, Corporate Development, EH&S and Reserves
Eric D. Marsh	Executive Vice-President, Natural Gas Economy
R. William Oliver	Executive Vice-President & Chief Corporate Officer
William A. Stevenson	Executive Vice-President & Chief Accounting Officer
Jeff E. Wojahn	Executive Vice-President (President, USA Division)
Renee E. Zemljak	Executive Vice-President, Marketing, Midstream & Fundamentals

6.        Reliance on Subsection 7.1(2) of National Instrument 51-102
Not applicable.
7.        Omitted Information
Not applicable.
8.        Executive Officer
For further information, contact Sherri A. Brillon, Executive Vice-President & Chief Financial Officer of EnCana, by telephone at (403) 645-2000.
9.        Date of Report
December 10, 2009.